SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following is a translation of the Hebrew Notice which was released on June 30, 2008.  The following is provided for convenience only and is not to be considered the definitive or binding document with respect to the matters contained therein.

Sapiens Announces Approval by Debentures Holders of Special Resolution Approving the Replacement of the Trustee for the Convertible Debentures (Series A)

June 30, 2008 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) announces that at a general meeting of the holders of the convertible debentures (Series A) of the Company, which was held earlier today, Monday, June 30, 2008, a special resolution was adopted approving the appointment of Hermetic Trust (1975) Ltd. in place of Ubank Trust Company Ltd. (formerly – Investec Trust Company (Israel) Ltd.) to serve as trustee for the Company's convertible debentures (Series A).

In addition, the Company announces that the District Court of Tel Aviv – Yafo approved the resignation of Ubank Trust Company Ltd. as trustee for the Company's convertible debentures (Series A), pursuant to the request submitted to the court by Ubank Trust Company Ltd.  Similarly, the court approved the appointment of Hermetic Trust (1975) Ltd. to serve as trustee for the Company's convertible debentures (Series A) in place of Ubank Trust Company Ltd.

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  June 30, 2008

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary